November 24, 2004

Mail Stop 04-09

Li Kin Shing
CEO, President and Director
China Elite Information Co., Ltd.
C/o DeHeng Chen Chan, LLC
225 Broadway, Suite 1910
New York, NY 10007

Re:	China Elite Information Co., Ltd.
	Post Effective amendment No.1 to Form SB-2
      Filed November 9, 2004
	File No. 333-100803

Dear Mr. Li:

      This is to advise you that we have reviewed only that portion of the above post-effective registration statement as a monitor review that relates to the privately negotiated acquisition of 98% of the issued and outstanding shares of Relocate411.com, Inc. common stock. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Our History, page 3

1. We note your disclosure of the privately negotiated acquisition of
Relocate411.com, Inc. common stock by Jandah Management Limited, Glory Way Holdings, Limited and Good Business Technology Limited representing 98% of the issued and outstanding shares. Please provide us with a supplemental letter containing a detailed analysis identifying the exemption relied upon for these private offers and sales of securities. Further, please state the facts relied upon to make the claimed exemption from registration available.

2. In connection with these private acquisitions, please provide us with a detailed analysis as to how these offers and sales complied with the tender offer rules.

* * *

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us a letter, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	If you have any questions, please contact Neil Miller at
(202)
942-1851 or me at (202) 942-2987.





      Sincerely,



      Peggy Y. Kim
      Senior Counsel


cc:	 Xiaomin Chen, Esq.
       DeHeng Chen Chan, LLC
China Elite Information Co., Ltd.
November 24, 2004
Page 3